UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DERMTECH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

24984K105

(CUSIP Number)

Gary Jacobs

c/o DermTech, Inc.

11099 N. Torrey Pines Road, Suite 100

La Jolla, California 92037

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

SCHEDULE 13D

CUSIP NO. 24984K105	13D

1	NAMES OF REPORTING PERSONS Gary E. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,325,605 (2)(3)
	8	SHARED VOTING POWER 624 (3)(4)
	9	SOLE DISPOSITIVE POWER 1,325,605 (2)(3)
	10	SHARED DISPOSITIVE POWER 624 (3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,326,230 (2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.05% (3)(5)
14	TYPE OF REPORTING PERSON IN

(1)

This Schedule 13D (this “Schedule 13D”) is filed by Gary E. Jacobs (“Mr. Jacobs”) and Jacobs Investment Company LLC (“Jacobs Investment”). Together, Mr. Jacobs and Jacobs Investment are referred to in this Schedule 13D as the “Reporting Persons”. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes (i) 492,779 shares of common stock held by Mr. Jacobs, (ii) 18,417 shares of common stock that may be acquired pursuant to the exercise of stock options held by Mr. Jacobs within 60 days of the date of this filing, (iii) 16,432 shares of common stock underlying restricted stock units held by Mr. Jacobs that vest within 60 days of the date of this filing, and (iv) 797,978 shares of common stock held by Jacobs Investment. Mr. Jacobs is the managing member of Jacobs Investment and exercises sole dispositive and sole voting power over the shares owned by Jacobs Investment. Mr. Jacobs disclaims beneficial ownership as to the shares held by Jacobs Investment, except to the extent of his pecuniary interest therein.

(3)

Reflects a one-for-two reverse stock split of DermTech, Inc., a Delaware corporation previously known as Constellation Alpha Capital Corp. (the “Issuer”), effective August 29, 2019 (the “Reverse Stock Split”).

(4)

Includes 624 shares of common stock held by Jacobs Family Trust Dated 11-9-99 (“Jacobs Family Trust”). Mr. Jacobs is one of the two Trustees of the Jacobs Family Trust and exercises shared dispositive and shared voting power over the shares owned by the Jacobs Family Trust with Jerri-Ann Jacobs, the other Trustee of the Jacobs Family Trust.

(5)

Percentage of class calculated based on an aggregate of 11,964,288 shares issued and outstanding, plus (i) 18,417 shares subject to stock options held by Mr. Jacobs that are exercisable within 60 days of the date of this filing and (ii) 16,432 shares underlying restricted stock units held by Mr. Jacobs that vest within 60 days of the d ate of this filing.

SCHEDULE 13D

CUSIP NO. 24984K105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacobs Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,978 (2)(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,978 (2)(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,978 (2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.67% (3)(4)
14	TYPE OF REPORTING PERSON OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 797,978 shares of common stock held by Jacobs Investment. Mr. Jacobs is the managing member of Jacobs Investment and exercises sole dispositive and sole voting power over the shares owned by Jacobs Investment. Mr. Jacobs disclaims beneficial ownership as to the shares held by Jacobs Investment, except to the extent of his pecuniary interest therein.

(3)	Reflects the Reverse Stock Split.
(4)	Percentage of class calculated based on an aggregate of 11,964,288 shares issued and outstanding.

CUSIP NO. 24984K105	13D

Item 1.	Security and Issuer.

This Schedule 13D is filed with the U.S. Securities and Exchange Commission (the “Commission”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of DermTech, Inc. (the “Issuer”). The Issuer’s principal executive officer is located at 11099 N. Torrey Pines Road, Suite 100, La Jolla, California 92037.

Item 2.	Identity and Background.

(a)

This Schedule 13D is being filed on behalf of Gary E. Jacobs (“Mr. Jacobs”) and Jacobs Investment Company LLC, a California limited liability company (“Jacobs Investment”). Collectively, Mr. Jacobs and Jacobs Investment are referred to herein as the “Reporting Persons”. Mr. Jacobs is the managing member of Jacobs Investment.

(b)	Mr. Jacobs has a principal business address of 11099 N. Torrey Pines Road, Suite 100, La Jolla, California 92037.

(c)	Mr. Jacobs is a member of the Issuer’s board of directors. The Issuer’s address is 11099 N. Torrey Pines Road, Suite 100, La Jolla, California 92037.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jacobs is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 23, 2019, Jacobs Investment and the Issuer, then known as Constellation Alpha Capital Corp., entered into a Subscription Agreement (as amended, the “Subscription Agreement”). Pursuant to the Subscription Agreement, Jacobs Investment agreed to purchase 153,846 shares of the Common Stock (prior to adjusting for the one-for-two reverse stock split described below) at price of $3.25 per share (before adjusting for such reverse stock split), for an aggregate subscription amount of $500,000.

The Subscription Agreement was one of a series of subscription agreements the Issuer entered into with several institutional investors as well as certain existing investors in DermTech Operations (defined below), pursuant to which such investors agreed to purchase common and preferred shares of the Issuer, collectively referred to as the “PIPE Shares,” in a private placement (the “PIPE Financing”) through which the Issuer would raise an aggregate of approximately $24,000,000, less certain offering expenses payable by the Issuer (the “PIPE Consideration”). The purpose of PIPE Financing was to raise additional working capital for the Issuer following the consummation of the business combination transactions described below. The consummation of the PIPE Financing was contingent upon the substantially concurrent consummation of such business combination transactions.

On May 29, 2019, the Issuer, then known as Constellation Alpha Capital Corp., DermTech Operations, Inc., then known as DermTech, Inc. (“DermTech Operations”), and DT Merger Sub, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), pursuant to which Merger Sub would merge with and into DermTech Operations (the “Business Combination”), with DermTech Operations surviving the Business Combination as a wholly-owned subsidiary of the Issuer.

On August 27, 2019, in connection with the Business Combination, the Issuer re-domiciled out of the British Virgin Islands and continued as a corporation incorporated in the State of Delaware.

On August 29, 2019, (i) the Issuer consummated the PIPE Financing, and (ii) the Issuer, DermTech Operations and Merger Sub consummated the Business Combination. As a result of the Business Combination, all issued and outstanding common stock of DermTech Operations converted into and became common stock of the Issuer, all issued and outstanding stock options of DermTech Operations converted into and became stock options of the Issuer, and all issued and outstanding restricted stock units of DermTech Operations became restricted stock units with the right to receive Common Stock of the Issuer.

CUSIP NO. 24984K105	13D

On August 29, 2019, following the consummation of the PIPE Financing and the Business Combination, the Issuer (i) changed its name from Constellation Alpha Capital Corp. to DermTech, Inc. pursuant to the filing of its Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, and (ii) effected a one-for-two reverse stock split of its Common Stock (the “Reverse Stock Split”) pursuant to the filing of a Certificate of Amendment to its Amended and Restated Certificate of Incorporation. Following the consummation of the PIPE Financing and the Business Combination, and after giving effect to the Reverse Stock Split, there were approximately 11,964,288 shares of the Common Stock outstanding.

Upon the consummation of the PIPE Financing and after giving effect to the Reverse Stock Split, Jacobs Investment acquired 76,923 shares of Common Stock for an aggregate purchase price of $500,000 paid with existing funds held by Jacobs Investment.

Upon the consummation of the Business Combination, the Issuer issued shares of its Common Stock to the previous stockholders of DermTech Operations, which included Mr. Jacobs and Jacobs Investment, based on an exchange ratio of 1.16150415935026 shares of Issuer Common Stock for each share of DermTech Operations common stock outstanding immediately prior to the Business Combination (the “Exchange Ratio”). In addition, the outstanding stock options and restricted stock units of DermTech Operations were cancelled and exchanged for stock options and restricted stock units of the Issuer that now represent the right to purchase or receive, as applicable, a number of shares of Issuer Common Stock equal to the Exchange Ratio multiplied by the number of shares of DermTech Operations common stock previously represented by such options and units. The Exchange Ratio was determined in accordance with the Merger Agreement.

Upon the completion of the Business Combination and after giving effect to the Reverse Stock Split, (i) Jacobs Investment acquired an aggregate of 721,055 shares of Common Stock, (ii) Mr. Jacobs acquired 429,779 shares of Common Stock, stock options exercisable for 22,535 shares of Common Stock (of which 18,417 are exercisable within 60 days of the date of this filing) and restricted stock units having the right to receive 16,432 shares of Common Stock (all of which vest within 60 days of the date of this filing), and (iii) Jacobs Family Trust acquired 624 shares of Common Stock, which Mr. Jacobs, as one of the Trustees of the Jacobs Family Trust, may be deemed to beneficially own. All such Common Stock and Issuer equity securities were acquired pursuant to the Reporting Persons’ exchange of previously held common stock and equity securities of DermTech Operations.

This foregoing summary of the PIPE Financing and the Business Combination does not purport to be complete and is qualified in its entirety by reference to the exhibits filed with this Schedule 13D (the “Schedule 13D Exhibits”), which are further described in the Issuer’s Current Report on Form 8-K filed with the Commission on September 5, 2019 (the “September 5 8-K”). The Schedule 13D Exhibits and the September 5 8-K are both incorporated by reference herein.

Item 4.	Purpose of Transaction.

The descriptions of the PIPE Financing and the Business Combination set forth in Item 3 above are incorporated by reference in their entirety into this Item 4.

Mr. Jacobs acquired the Issuer’s securities pursuant to the terms of the Merger Agreement.

Mr. Jacobs holds certain voting powers with respect to the securities owned by him individually, by Jacobs Investment and by the Jacobs Family Trust. Consistent with the purposes of the PIPE Financing and the Business Combination and Mr. Jacobs’s position as a member of the board of directors of the Issuer, Mr. Jacobs has had or may in the future have discussions with members of the Issuer’s management, fellow members of the Board and others and may take actions or make suggestions and give advice to the Issuer regarding measures and changes. Such actions, discussions and advice may concern the Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that he deems relevant to his position with the Issuer.

CUSIP NO. 24984K105	13D

Other than as described in this Schedule 13D, Mr. Jacobs does not have any present positions, plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D; provided, that Mr. Jacobs may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such positions, plans or proposals.

Jacobs Investment acquired the Issuer’s securities pursuant to the terms of the Merger Agreement, and with respect to its acquisition of the PIPE Shares, for investment purposes.

Jacobs Investment has no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. Jacobs Investment intends to review its investment in the Issuer on a continuing basis and may engage in communications with other stockholders of the Issuer, knowledgeable industry or market observers, members of the Issuer’s board of directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.

Notwithstanding anything contained herein, Jacobs Investment specifically reserves the right to change its intentions with respect to any or all of the matters referred to in this Statement.

Item 5.	Interest in Securities of the Issuer.

The information below is based on an aggregate of 11,964,288 shares of Common Stock issued and outstanding as of the date of this filing, plus (i) 18,417 shares subject to stock options held by Mr. Jacobs that are exercisable within 60 days of the date of this filing and (ii) 16,432 shares underlying restricted stock units held by Mr. Jacobs that vest within 60 days of the date of this filing.

(a)

Mr. Jacobs beneficially owns an aggregate of 1,326,230 shares of Issuer Common Stock, representing approximately 11.05% of the issued and outstanding Common Stock, which includes (i) with respect to shares directly held by Mr. Jacobs, 492,779 shares of Common Stock, 18,417 shares of Common Stock that may be acquired pursuant to the exercise of stock options within 60 days of the date of this filing and 16,432 shares of Common Stock underlying restricted stock units that vest within 60 days of the date of this filing (collectively, the “Mr. Jacobs Shares”), (ii) with respect to shares held by Jacobs Investment, 797,978 shares of Common Stock, and (iii) with respect to shares held by Jacobs Family Trust, 624 shares of Common Stock. Jacobs Investment beneficially owns 797,978 shares of Issuer Common Stock, representing approximately 6.67% of the issued and outstanding Common Stock, which includes 797,978 shares of Issuer Common Stock held directly by Jacobs Investment. The Reporting Persons beneficially own an aggregate of 1,326,230 shares of Issuer Common Stock, representing approximately 11.05% of the issued and outstanding Common Stock

(b)

Mr. Jacobs has sole voting and sole dispositive power over the 527,628 Mr. Jacobs Shares held by Mr. Jacobs and the 797,978 shares of Common Stock held by Jacobs Investment. Mr. Jacobs, as Trustee of the Jacobs Family Trust, shares voting and dispositive power over the 624 shares of Common Stock held by Jacobs Family Trust with Jerri-Ann Jacobs, the other Trustee of the Jacobs Family Trust. Jerri-Ann Jacobs has a business address of 11099 N. Torrey Pines Road, Suite 100, La Jolla, California 92037. Jerri-Ann Jacobs is not employed. During the last five years, Jerri-Ann Jacobs has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Jerri-Ann Jacobs has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Jerri-Ann Jacobs is a citizen of the United States.

CUSIP NO. 24984K105	13D

(c)	Except as described in this Schedule 13D, the Reporting Persons have not effected any other transactions relating to the Common Stock.

(d)	Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

In accordance with the terms of the Merger Agreement, the Issuer entered into a Registration Rights Agreement with the Reporting Persons and certain other holders of Issuer Common Stock (collectively, the “Registration Rights Holders”) pursuant to which the Issuer agreed to file a shelf registration statement on Form S-3 with the Commission, no later than 45 calendar days following the consummation of the Business Combination, to register the resale from time to time by the Registration Rights Holders of certain equity securities of the Issuer held by such Registration Rights Holders. The Registration Rights Agreement also provides the Registration Rights Holders with demand and “piggy-back” registration rights, subject to certain minimum requirements and customary conditions. This description does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which was filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the Commission on September 5, 2019 and is incorporated herein by reference.

Also pursuant to the terms of the Merger Agreement, the Reporting Persons and certain other holders of Issuer Common stock (each, a “Lock-Up Party”) entered into a Lock-Up Agreement with the Issuer, pursuant to which each Lock-Up Party has agreed that, during the period commencing on the consummation of the Business Combination and continuing to and including the date 180 days after the date of the consummation of the Business Combination, each such Lock-Up Party will not sell, offer to sell, pledge, or transfer any Issuer securities held by such Lock-Up Party, subject to certain limited exceptions. This description does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement, which was filed as an Exhibit to the Issuer’s Registration Statement on Form S-4 filed with the Commission on June 18, 2019 and is incorporated herein by reference.

Mr. Jacobs, a director of the Issuer, has entered into the Issuer’s form Indemnification Agreement. Pursuant to such form Indemnification Agreement, the Issuer agrees, in certain circumstances, to indemnify each officer and director against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement, incurred as a result of the fact that the officer or director, in his or her capacity as a director or officer of the Issuer, is made or threatened to be made a party to any suit or proceeding. This description is a summary of the terms of the Indemnification Agreement. This description does not purport to be complete and is qualified in its entirety by reference to the form Indemnification Agreement, which was filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the Commission on September 5, 2019 and is incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP NO. 24984K105	13D

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

99.1	Joint Filing Agreement – filed herewith.

99.2	Agreement and Plan of Merger, dated as of May 29, 2019, by and among the Issuer, DermTech Operations and Merger Sub, as amended (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on August 7, 2019).

99.3	First Amendment to Agreement and Plan of Merger, dated as of August 1, 2019, by and among the Issuer, DermTech Operations and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on August 2, 2019).

99.4	Subscription Agreement, dated May 23, 2019, by and between the Issuer and Jacobs Investment (incorporated by reference to Exhibit 10.39 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on August 2, 2019).

99.5	Omnibus Common Share Subscription Agreement Amendment, dated August 1, 2019, by and among the Issuer and the Common Share Purchasers (incorporated by reference to Exhibit 10.60 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on August 2, 2019).

99.6	Registration Rights Agreement, dated August 29, 2019, by and among the Issuer and the Holders (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 5, 2019).

99.7	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on June 18, 2019).

99.8	Form of Indemnification Agreement of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 5, 2019).

CUSIP NO. 24984K105	13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2019
GARY E. JACOBS

/s/ Gary E. Jacobs
Gary E. Jacobs

JACOBS INVESTMENT COMPANY LLC

	By:	/s/ Gary E. Jacobs
Gary E. Jacobs, Managing Member